COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
 SUPPLEMENT NO. 9 DATED APRIL 5, 2012
 TO THE PROSPECTUS DATED DECEMBER 6, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated December 6, 2011, Supplement No. 6, dated March 7, 2012, which superseded and replaced all previous supplements to the prospectus, Supplement No 7, dated April 2, 2012, and Supplement No. 8, dated April 4, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Annual Report on Form 10-K filed on March 30, 2012; and

(3)	our consolidated financial statements and the notes thereto as of December 31, 2011 and 2010, and for the year ended
December 31, 2011 and the period from July 27, 2010 (Date of Inception) to December 31, 2010, as included in our Annual Report on
Form 10-K, filed on March, 30, 2012.

Status of Our Public Offering

The registration statement for our initial public offering of $4,000,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and have reserved and are offering $500,000,000 in shares pursuant to our distribution reinvestment plan.  Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until we received subscriptions aggregating at least $10,000,000. On December 6, 2011, Cole Holdings Corporation, an affiliate of our sponsor, deposited $10,000,000 for the purchase of shares of common stock in the offering into escrow. As a result, we satisfied the conditions of our escrow agreement and on December 7, 2011, we broke escrow and accepted the investor’s subscription for shares of our common stock in the offering, resulting in gross proceeds of $10,000,000. As of April 5, 2012, we had received and accepted subscriptions for approximately 680,168 shares of common stock for gross proceeds of $10.2 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as April 5, 2012.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Annual Report on Form 10-K for the year ended December 31, 2011. Unless otherwise defined in this supplement, capitalized terms are defined in such Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included elsewhere in this prospectus supplement.

Overview

We were formed on July 27, 2010, to acquire and operate a diversified portfolio of (1) necessity retail, office and industrial properties that are anchored by creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate securities. We commenced our principal operations on December 7, 2011, when we issued the initial $10,000,000 in shares of our common stock in the Offering and acquired our first real estate property. We have no paid employees and are externally advised and managed by Cole Advisors, our advisor.  We intend to elect to qualify as a REIT for federal income tax purposes beginning with the year ending December 31, 2012.

During the year ended December 31, 2011, we acquired nine properties located in seven states, comprising 212,468 rentable square feet. Our operating results and cash flows are primarily influenced by rental income from our commercial properties, interest expense on our Credit Facility and acquisition expenses.  Rental and other property income accounted for 96%, of total revenue for the year ended December 31, 2011. Given that 97% of our rentable square feet was under lease as of December 31, 2011, with a weighted average remaining lease term of 17.4 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other unforeseeable factors.  Our advisor regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports, when available, on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends.  If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.

As of December 31, 2011, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was 70%.  Should we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire the properties.  We may manage our risk of changes in real estate prices on future property acquisitions, by entering into purchase agreements and loan commitments simultaneously so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions.  We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges.  If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.

Recent Market Conditions

Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Since 2010 the volume of mortgage lending for commercial real estate has been increasing and lending terms have improved and they continue to improve; however, such lending activity continues to be significantly less than previous levels. Although lending market conditions have improved, certain factors continue to negatively affect the lending environment, including the sovereign credit issues of certain countries in the European Union. We may experience stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. For properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.

The economic downturn led to high unemployment rates and a decline in consumer spending. These economic trends have adversely impacted the real estate markets, by causing higher tenant vacancies, declining rental rates and declining property values. In 2011, the economy has improved and continues to show signs of recovery. Additionally, the real estate markets have observed an improvement in property values, occupancy and rental rates; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn. As December 31, 2011, 97% of our rentable square feet was under lease. However, if the recent improvements in economic conditions do not continue, we may experience vacancies or be required to reduce rental rates on occupied space. If we do experience vacancies, Cole Advisors will actively seek to lease our vacant space, however, such space may be leased at lower rental rates and for shorter lease terms than our current leases provide.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in and Valuation of Real Estate and Related Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition (excluding acquisition-related expenses), construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.

Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of our assets by class are generally as follows:

Building and capital improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related assets may not be recoverable. Impairment indicators that we consider include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions, and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates, or other circumstances. When indicators of potential impairment are present, we assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate and related assets and liabilities to their fair value and recognize an impairment loss. Generally fair value is determined using a discounted cash flow analysis and recent comparable sales transactions.

When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it will take to re-lease a property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating the future cash flow analysis could result in a different assessment of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of our real estate and related assets.

When a real estate asset is identified by us as held for sale, we cease depreciation and amortization of the assets and liabilities related to the property and estimate the fair value, net of selling costs. If, in our opinion, the fair value, net of selling costs, of the asset is less than the carrying value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, net of selling costs.

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, we allocate the purchase price of such properties to acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their fair values. Acquisition related expenses are expensed as incurred. We utilize independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). We obtain an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to us, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by us in estimating the allocation of purchase price to the building and to lease intangibles. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market lease values are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities. Above market lease values are amortized as a decrease to rental income over the lesser of the useful life or the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not we expect a tenant to execute a bargain renewal option, we evaluate economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, our relationship with the tenant and the availability of competing tenant space. If a lease is terminated prior to its stated expiration, all unamortized amounts of above market or below market lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible value of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These costs are capitalized as intangible lease assets in the accompanying consolidated balance sheet and are amortized to expense over the lesser of the useful life or the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

We estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the respective note’s outstanding principal balance is amortized to interest expense over the term of the respective mortgage note payable.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates would result in a different allocation of our purchase price, which could impact our results of operations.

Revenue Recognition

Certain properties have leases where minimum rental payments increase during the term of the lease. We record rental income for the full term of each lease on a straight-line basis. When we acquire a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of this calculation. We defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.

Income Taxes

We intend to qualify and make an election to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ending December 31, 2012. If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute our taxable income to our stockholders, and so long as we distribute at least 90% of our taxable income (excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if we maintain the qualification for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

Results of Operations

On December 7, 2011, we commenced our principal operations. As of December 31, 2011, we owned eight single-tenant, freestanding commercial properties and one multi-tenant retail center of which approximately 97% of the gross rentable square feet was leased.  Because we did not commence principal operations until December 7, 2011, comparative financial data is not presented for the period from July 27, 2010 (date of inception) to December 31, 2010.

Year Ended December 31, 2011

Revenue for the year ended December 31, 2011 totaled $155,000. Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 96% of our total revenue. We also paid certain operating expenses subject to reimbursement by our tenants, which resulted in $6,000 in tenant reimbursement income during the year ended December 31, 2011.

General and administrative expenses for the year ended December 31, 2011 totaled $62,000, primarily related to fees paid to our independent directors, unused fees on our Credit Facility, insurance, legal fees, accounting fees and other organization costs. For the year ended December 31, 2011, property operating expenses were $7,000, primarily related to taxes, insurance, repairs and maintenance. In addition, we recorded $6,000 for an advisory fee payable to Cole Advisors for the year ended December 31, 2011. Depreciation and amortization expenses were $26,000, and acquisition related expenses totaled $417,000 relating to the acquisition of nine properties acquired during the year ended December 31, 2011.

Our acquisitions during the year ended December 31, 2011 were financed with proceeds from our Offering and $21.4 million in borrowings on our Credit Facility. During the year ended December 31, 2011, we incurred interest expense of $54,000, which included $12,000 in amortization of deferred financing costs. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets fitting our investment strategy.

Portfolio Information

Real Estate Portfolio

As of December 31, 2011, we owned nine properties located in seven states, the gross rentable space of which was 97% leased with a weighted average remaining lease term of 17.4 years.

As of December 31, 2011, our five highest tenant concentrations, based on annualized gross rental revenue, were as follows:

				Percentage of
	Total	Leased	2011 Gross	2011 Gross
	Number	Square	Annualized	Annualized
Tenant	of Leases	Feet (1)	Rental Revenue	Rental Revenue
Tractor Supply - specialty retail	2	37,897	$561,060	23%
CVS - drugstore	3	31,753	559,000	23%
Walgreens - drugstore	2	30,075	557,624	23%
Kohl's - department store	1	89,705	227,678	10%
JPMorgan Chase - bank	1	4,600	180,414	8%
	9	194,030	$2,085,776	87%

(1) Including square feet of the buildings on land that is subject to ground leases.

As of December 31, 2011, our five highest tenant industry concentrations, based on gross annualized rental revenue, were as follows:

				Percentage of
	Total	Leased	2011 Gross	2011 Gross
	Number	Square	Annualized	Annualized
Industry	of Leases	Feet (1)	Rental Revenue	Rental Revenue
Drugstore	5	61,828	$1,116,624	46%
Specialty retail	2	37,897	561,060	23%
Department store	1	89,705	227,678	10%
Banking	1	4,600	180,414	8%
Automotive parts & service	1	7,000	174,226	7%
	10	201,030	$2,260,002	94%

(1) Including square feet of the buildings on land that is subject to ground leases.

As of December 31, 2011, our five highest geographic concentrations, based on gross annualized rental revenue, were as follows:

				Percentage of
	Total	Leased	2011 Gross	2011 Gross
	Number of	Square	Annualized	Annualized
Location	Properties	Feet (1)	Rental Revenue	Rental Revenue
Texas	3	135,449	$1,030,601	43%
North Carolina	1	14,550	362,050	15%
Georgia	1	19,097	300,785	13%
New Mexico	1	15,525	195,574	8%
Pennsylvania	1	10,125	176,000	7%
	7	194,746	$2,065,010	86%

(1) Including square feet of the buildings on land that is subject to ground leases.

Distributions

In December, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.002260274 per share for stockholders of record as of each day of the period commencing on December 8, 2011 and ending on December 31, 2011. In addition, our board of directors authorized a daily distribution, based on 366 days in the calendar year, of $0.002254099 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2012 and ending on June 30, 2012. The distributions for the period commencing on December 8, 2011 and ending on December 31, 2011 were paid in January 2012.

Share Redemptions

We have adopted a redemption plan to provide limited liquidity, whereby on a daily basis, stockholders may request that we redeem all or any portion of their shares. Our share redemption plan provides that, on each business day, stockholders may request that we redeem all or any portion of their shares, subject to a minimum redemption amount and certain short-term trading fees. The redemption price per share on any business day will be our NAV per share for that day, calculated by the fund accountant in accordance with our valuation policies.

Our share redemption plan includes certain redemption limits, including a quarterly limit and, in some cases, a stockholder by stockholder limit. See Note 11 to our consolidated financial statements included in this prospectus supplement for additional terms of the share redemption program, including the share redemption plan limits.

We intend to fund share redemptions with available cash and proceeds from our liquid investments. We may, after taking the interests of our company as a whole, and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, including, but not limited to, proceeds from sales of additional shares, excess cash flow from operations, sales of our liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate-related assets. In an effort to have adequate cash available to support our redemption plan, we may determine to reserve borrowing capacity under a line of credit. We could then elect to borrow against this line of credit in part to redeem shares presented for redemption during periods when we do not have sufficient proceeds from the sale of shares in this continuous offering to fund all redemption requests.

Liquidity and Capital Resources

General

We expect to raise capital through our ongoing Offering of common stock and to utilize the net proceeds of the Offering and proceeds from secured or unsecured financings to complete future real estate and real estate-related investments. In addition, we expect to pay acquisition related costs, operating expenses, distributions and redemptions, and principal and interest on any current and future outstanding indebtedness. Generally, we expect cash needs for payments of interest, operating and property maintenance expenses and distributions to stockholders will be generated from cash flows from operations from our real estate assets. The sources of our operating cash flows will be primarily driven by the rental income received from leased properties and the interest income on our cash and short term investments.

Our investment guidelines provide that we will target the following aggregate allocation to relatively liquid investments, such as U.S. government securities, agency securities, corporate debt, publicly traded debt and equity real estate-related securities, cash, cash equivalents and other short-term investments and, in our discretion, a line of credit (collectively, referred to as “Liquid Assets”): (1) 10% of our NAV up to $1 billion and (2) 5% of our NAV in excess of $1 billion. To the extent that we elect to maintain borrowing capacity under a line of credit, the amount available under the line of credit will be included in calculating our Liquid Assets under these guidelines. These are guidelines, and our stockholders should not expect that we will, at all times, hold liquid assets at or above the target levels or that all liquid assets will be available to satisfy redemption requests as we receive them. We anticipate that both our overall allocation to liquid assets as a percentage of our NAV and our allocation to different types of liquid assets will vary. In making these determinations our advisor will consider our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under a line of credit, if any, or from additional mortgages on our real estate, our receipt of proceeds from sales of assets, and the anticipated use of cash to fund redemptions, as well as the availability and pricing of different investments. The amount of Liquid Assets is determined by our advisor, in its sole discretion, but is subject to review by our independent directors on a quarterly basis.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through cash provided by property operations and proceeds from the Offering. We expect our operating cash flows to increase as additional properties are added to our portfolio. In accordance with the terms of our Credit Facility, as amended, the maximum amount available for borrowing will decrease from 70% of the aggregate value allocated to each qualified property comprising the borrowing base to 65% on September 8, 2012 and 60% on March 8, 2013.  Assuming there was no change to our borrowing base assets, we will be required to repay a total of $1.5 million on our Credit Facility, as amended, within the next 12 months. We expect to repay this amount using available cash, net cash flows provided by operations and proceeds from the Offering. In the future, we intend to reduce our aggregate borrowings as a percentage of our real estate assets.

Long-term Liquidity and Capital Resources

We expect to meet our long-term liquidity requirements through proceeds from the sale of our common stock, secured or unsecured financings from banks and other lenders, available capacity on our Credit Facility by the addition of properties to the borrowing base, and net cash flows provided by operations. We expect that our primary uses of capital will be for property and other asset acquisitions and the payment of tenant improvements, operating expenses, including debt service payments on any outstanding indebtedness, and distributions and redemptions to our stockholders.

We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions are paid; however, we may use other sources to fund distributions as necessary.  To the extent that cash flows from operations are lower due to lower than expected returns on the properties or we elect to retain cash flows from operations to make additional real estate investments or reduce our outstanding debt, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, for certain capital expenditures, for repayments of outstanding debt, or for any distributions to stockholders in excess of cash flows from operations and to fund redemption of shares to our stockholders.

As of December 31, 2011, we had received and accepted subscriptions for approximately 680,000 shares of common stock for gross proceeds of $10.2 million. As of December 31, 2011, we had not received any requests and we had not redeemed any shares of our common stock.

As of December 31, 2011, we had $21.4 million of debt outstanding on our Credit Facility. See Note 6 to our consolidated financial statements in this prospectus supplement for terms of the Credit Facility. Based on the Company’s analysis and review of its results of operations and financial condition, the Company believes it currently is in compliance with the covenants of the Credit Facility. Our contractual obligations as of December 31, 2011 were as follows:

	Payments due by period (1)
		Less Than 1			More Than 5
	Total	Year	1-3 Years	4-5 Years	Years
Principal payments - line of credit(2)	$21,440,300	$1,531,450	$19,908,850	$—	$—
Interest payments - line of credit	1,720,390	634,892	1,085,498	—	—
Total	$23,160,690	$2,166,342	$20,994,348	$—	$—

(1)	The table does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.
(2)
 Subsequent to December 31, 2011, we amended the terms of our Credit Facility. Principal payment amounts reflect changes in available borrowings under our Credit Facility, as amended, assuming no change in the borrowing base assets.  Refer to Note 6  our consolidated financial statements in this prospectus supplement.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of our gross assets, valued at the aggregate cost (before depreciation and other non-cash reserves), unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before depreciation or other non-cash reserves) or fair market value of our gross assets, unless the excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report. During the year ended December 31, 2011, we obtained borrowings that caused our ratio of debt to total gross real estate assets net of gross intangible lease liabilities to exceed the 60% limitation, which was approved by our independent directors. The independent directors believed such borrowing levels were justified for the following reasons:

•	the borrowings enabled us to purchase our initial properties and earn rental income more quickly;

•
the property acquisitions were likely to increase the net offering proceeds from the Offering by allowing us to show potential investors actual acquisitions, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital; and

•	based on expected equity sales at the time and certain terms in the Credit Facility, the high leverage was likely to exceed the charter’s guidelines only for a limited period of time.

Cash Flow Analysis

Year Ended December 31, 2011

Operating Activities. Net cash used in operating activities was $69,000 for the year ended December 31, 2011, primarily due to our net loss for the year of $417,000.  Our net loss for the year was primarily due to acquisition related costs expensed of $417,000. Cash used in operations was offset by an increase in accounts payable and accrued expenses of $129,000, an increase in deferred rental income received of $119,000 and an increase in due to affiliates of $105,000. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities. Net cash used in investing activities was $29.9 million for the year ended December 31, 2011, resulting from the acquisition of nine properties during the year.

Financing Activities. Net cash provided by financing activities was $30.9 million for the year ended December 31, 2011, primarily due to net proceeds from notes payable of $21.4 million and proceeds from the issuance of common stock in the Offering of $10.0 million.

Period Ended December 31, 2010

As of December 31, 2010, we had not commenced principal operations. For the period from July 27, 2010 (Date on Inception) to December 31, 2010 our cash flows consisted solely of the receipt of a $200,000 initial investment from our stockholder.

Election as a REIT

We intend to make an election under Section 856(c) of the Internal Revenue Code of 1986, as amended, to be taxed as a REIT, beginning with the taxable year ending December 31, 2012. To qualify as a REIT, we must meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping.  Accordingly, to the extent we meet the REIT qualifications, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed with regard to the dividends paid deduction and excluding net capital gains).

If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

For the taxable year ended December 31, 2011, we elected to be taxed as a qualified subchapter S subsidiary of our sole shareholder under Section 1361(b)(3)(B) of the Internal Revenue Code of 1986, as amended.  As such, no provision for federal income taxes has been made in our accompanying consolidated financial statements. We may be subject to certain state and local taxes related to the operations of properties in certain locations, which, if applicable, have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in many of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds. In addition, most of our leases require the tenant to pay all or a majority of the property’s operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs. However, due to the long-term nature of leases for real property, such leases may not re-set frequently enough to adequately offset the effects of inflation.

Commitments and Contingencies

We may be subject to certain contingencies and commitments with regard to certain transactions. Refer to Note 8 to the consolidated financial statements included in this prospectus supplement for further explanations.

Impact of Recent Accounting Pronouncements

Reference is made to Note 2 to the consolidated financial statements included in this prospectus supplement for further explanation of applicable recent accounting pronouncements. There are no new accounting pronouncements that have been issued but not yet applied by us that we believe will have a material impact on our consolidated financial statements.

Off Balance Sheet Arrangements

As of December 31, 2011 and 2010, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

        The prospectus is hereby supplemented with the following financial information, which is excerpted from Part IV – Item 15. “Exhibits, Financial Statement Schedules” in our Annual Report on Form 10-K for the year ended December 31, 2011.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedule	Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-3
Consolidated Statements of Operations for the Year Ended December 31, 2011	F-4
Consolidated Statements of Stockholder’s Equity for the Year Ended December 31, 2011 and for the period from July 27, 2010 (Date of Inception) to December 31, 2010	F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2011 and for the period from July 27, 2010 (Date of Inception) to December 31, 2010	F-6
Notes to Consolidated Financial Statements Schedule III – Real Estate Assets and Accumulated Depreciation	F-7 S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cole Real Estate Income Strategy (Daily NAV), Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Cole Real Estate Income Strategy (Daily NAV), Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, the related consolidated statement of operations for the year ended December 31, 2011, and the consolidated statements of stockholder’s equity and cash flows for the year ended December 31, 2011 and for the period from July 27, 2010 (date of inception) to December 31, 2010.  Our audits also included the financial statement schedule listed in the Index at Item 15.  These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cole Real Estate Income Strategy  (Daily NAV), Inc. and subsidiaries as of December 31, 2011 and 2010, the results of their operations for the year ended December 31, 2011, and their cash flows for the year ended December 31, 2011 and for the period from July 27, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 29, 2012

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS
Investment in real estate assets:
Land	$12,624,154	$—
Building and improvements, less accumulated depreciation of $17,214	15,427,578	—
Acquired intangible lease assets, less accumulated amortization of $9,620	3,693,398	—
Total investment in real estate assets, net	31,745,130	—
Cash and cash equivalents	1,134,899	200,000
Rents and tenant receivables	40,414	—
Prepaid expenses and other assets	1,473	—
Deferred financing costs, less accumulated amortization of $11,734	507,168	—
Total assets	$33,429,084	$200,000

LIABILITIES AND STOCKHOLDER'S EQUITY
Line of credit	$21,440,300	$—
Accounts payable and accrued expenses	128,727	—
Due to affiliates	1,085,314	—
Acquired below market lease intangibles, less accumulated amortization of $2,044	951,395	—
Distribution payable	36,888	—
Deferred rental income and other liabilities	118,931	—
Total liabilities	23,761,555	—
Commitments and contingencies
STOCKHOLDER'S EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued
and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized,
680,000 and 13,334 shares issued and outstanding, respectively	6,800	133
Capital in excess of par value	10,114,513	199,867
Accumulated distributions in excess of earnings	(453,784)	—
Total stockholder's equity	9,667,529	200,000
Total liabilities and stockholder's equity	$33,429,084	$200,000

The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended
December 31, 2011
Revenues:
Rental and other property income	$148,800
Tenant reimbursement income	6,474
Total revenue	155,274

Expenses:
General and administrative expenses	62,087
Property operating expenses	6,981
Advisory fee	6,033
Acquisition related expenses	416,572
Depreciation	17,214
Amortization	9,259
Total operating expenses	518,146
Operating loss	(362,872)

Other expense:
Interest expense	(54,024)
Net loss	$(416,896)

Weighted average number of common shares outstanding:
Basic and diluted	57,169

Net loss per common share:
Basic and diluted	$(7.29)

The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

				Accumulated
	Common Stock		Capital in	Distributions	Total
	Number of		Excess	in Excess of	Stockholder's
	Shares	Par Value	of Par Value	Earnings	Equity
Balance, July 27, 2010 (Date of Inception)	—	$—	$—	$—	$—
Issuance of common stock to
Cole Holdings Corporation	13,334	133	199,867	—	200,000
Balance, December 31, 2010	13,334	133	199,867	—	200,000
Issuance of common stock	666,666	6,667	9,993,333	—	10,000,000
Distributions to stockholder	—	—	—	(36,888)	(36,888)
Dealer manager fee	—	—	(3,687)	—	(3,687)
Other offering costs	—	—	(75,000)	—	(75,000)
Net loss	—	—	—	(416,896)	(416,896)
Balance, December 31, 2011	680,000	$6,800	$10,114,513	$(453,784)	$9,667,529

The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Period from July 27, 2010 (Date of Inception)
	December 31, 2011	to December 31, 2010
Cash flows from operating activities:
Net loss	$(416,896)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	17,214	—
Amortization of intangible lease assets and below market lease intangibles, net	7,576	—
Amortization of deferred financing costs	11,734	—
Changes in assets and liabilities:
Rents and tenant receivables	(40,414)	—
Prepaid expenses and other assets	(1,473)	—
Accounts payable and accrued expenses	128,727	—
Deferred rental income and other liabilities	118,931	—
Due to affiliates	105,314	—
Net cash used in operating activities	(69,287)	—
Cash flows from investing activities:
Investment in real estate assets	(29,913,525)	—
Net cash used in investing activities	(29,913,525)	—
Cash flows from financing activities:
Proceeds from issuance of common stock	10,000,000	200,000
Offering costs on issuance of common stock	(3,687)	—
Proceeds from line of credit	21,440,300	—
Deferred financing costs paid	(518,902)	—
Net cash provided by financing activities	30,917,711	200,000
Net increase in cash and cash equivalents	934,899	200,000
Cash and cash equivalents, beginning of period	200,000	—
Cash and cash equivalents, end of period	$1,134,899	$200,000

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$36,888	$—
Accrued other offering costs due to affiliate	$75,000	$—
Accrued property escrow deposits due to affiliate	$905,000	$—
Supplemental Cash Flow Disclosures:
Interest paid	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”) is a Maryland corporation that was formed on July 27, 2010 (Date of Inception). Substantially all of the Company’s business is conducted through Cole Real Estate Income Strategy (Daily NAV) Operating Partnership, LP (“Cole OP”), a Delaware limited partnership. The Company is the sole general partner of and owns a 99.99% partnership interest in Cole OP. Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (“Cole Advisors”), the advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of Cole OP. The Company intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2012.

On August 11, 2010, the Company sold $200,000 in shares of common stock to Cole Holdings Corporation (“CHC”), an affiliate of the Company’s sponsor. On December 6, 2011, pursuant to a registration statement filed on Form S-11 under the Securities Act of 1933, as amended (the “Registration Statement”), the Company commenced its initial public offering on a “best efforts” basis of $4,000,000,000 in shares of common stock (the “Offering”). Of this amount, the Company is offering $3,500,000,000 in shares in a primary offering and has reserved and are offering $500,000,000 in shares pursuant to a distribution reinvestment plan (the “DRIP”). Pursuant to the terms of the Offering, the Company was required to deposit all subscription proceeds in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until the Company received subscriptions aggregating at least $10,000,000. On December 6, 2011, CHC deposited $10,000,000 for the purchase of shares of common stock in the offering into escrow. As a result, the Company satisfied the conditions of the escrow agreement and on December 7, 2011, the Company broke escrow and commenced principal operations.

The Company’s board of directors approved the initial offering price of $15.00, which was the purchase price of the Company’s shares during the escrow period. Now that the escrow period has concluded, the per share purchase price varies from day-to-day and, on each business day, is equal to the Company’s net asset value (“NAV”) divided by the number of shares outstanding as of the close of business on such day. The Company’s NAV per share is calculated daily as of the close of business by a fund accountant using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of daily distributions, and (4) estimates of daily accruals, on a net basis, of operating revenues, expenses, debt service costs and fees. The Company’s NAV is not audited by our independent registered public accounting firm.

The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio primarily consisting of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate-related securities. As of December 31, 2011, the Company owned nine properties located in seven states, containing 212,468 rentable square feet of commercial space including square feet of buildings which are on land subject to ground leases.  As of December 31, 2011, these properties were 97% leased.

The Company is structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of filing for additional offerings, the Company will be selling shares of common stock on a continuous basis and for an indefinite period of time to the extent permissible under applicable law. The Company will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of common stock. The Company reserves the right to terminate the Offering at any time.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Consolidated results of operations for the period from July 27, 2010 (Date of Inception) through December 31, 2010 have not been presented because the Company had not begun principal operations and had no revenue or expense during such period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in and Valuation of Real Estate and Related Assets

The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.

Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building and capital improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions, and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, the Company will adjust the real estate and related assets and liabilities to their respective fair values and recognize an impairment loss. Generally fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. As of December 31, 2011, the Company had not identified any impairment indicators related to the Company’s properties.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

When developing estimates of future cash flows, the Company makes assumptions such as future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the number of months needed to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating future cash flows could result in a different assessment of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

When a real estate asset is identified as held for sale, the Company will cease depreciation and amortization of the assets and related liabilities and estimate the fair value, net of selling costs. If, in management’s opinion, the estimated fair value of the asset, net of selling costs, is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no properties identified as held for sale as of December 31, 2011.

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used by management in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to lease intangibles. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities. Above market lease values are amortized as a decrease to rental income over the lesser of the useful life or the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not a tenant will execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs, and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are determined using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease are capitalized as intangible lease assets and are amortized to expense over the lesser of the useful life or the remaining term of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financings with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the respective note’s outstanding principal balance is amortized to interest expense over the term of the respective mortgage note payable.

The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount and capitalization rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company considers investments in highly liquid money market accounts to be cash equivalents.

Rents and Tenant Receivables

Rents and tenant receivables primarily includes cost recoveries due from tenants and amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term. The Company analyzes the collectability of its accounts receivable related to base rents, expense reimbursements and other revenues through the consideration of historical bad debt levels, customer credit worthiness and current economic trends. The Company’s reported net income or loss is directly affected by management’s estimate of the collectability of accounts receivable. The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables. As of December 31, 2011, no balances were deemed uncollectible and no allowance was recorded.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include expenses paid as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Amortization of deferred financing costs for the year ended December 31, 2011 was $12,000, and was recorded in interest expense in the consolidated statement of operations.

Revenue Recognition

The Company records rental income for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period the related costs are incurred.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Income Taxes

The Company intends to qualify and make an election to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2012. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it distributes at least 90% of its taxable income (excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Concentration of Credit Risk

As of December 31, 2011, the Company had cash on deposit at three financial institutions, one of which had deposits in excess of federally insured levels totaling $770,000; however, the Company has not experienced any losses in this account. The Company limits significant cash holdings to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.

As of December 31, 2011, Walgreen Co., Tractor Supply Company and CVS Caremark Corporation each accounted for 23% of the Company’s 2011 gross annualized rental revenues. The Company also has certain geographic concentrations in its property holdings. In particular, as of December 31, 2011, three of the Company’s properties were located in Texas, one property was located in North Carolina and one property was located in Georgia, accounting for 43%, 15% and 13%, respectively, of the Company’s 2011 gross annualized rental revenues.

Offering and Related Costs

Cole Advisors funds all of the organization and offering costs associated with the sale of the Company’s common stock (excluding the dealer-manager fee) and is reimbursed for such costs up to 0.75% of gross proceeds from the Offering. As of December 31, 2011, Cole Advisors has paid $4.5 million in connection with the Offering, of which $4.4 million was not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. This amount will become payable to Cole Advisors as the Company raises additional proceeds in the Offering. The offering costs, which include items such as legal and accounting fees, marketing, and promotional printing costs, are recorded as a reduction of capital in excess of par value along with the dealer-manager fee in the period in which they become payable.

Due to Affiliates

As of December 31, 2011, $1.1 million was due to Cole Advisors and its affiliates primarily related to the reimbursement of property escrow deposits and acquisition expenses paid on the Company’s behalf in connection with the Company’s current year acquisitions.

Stockholder’s Equity

As of December 31, 2011, the Company was authorized to issue 490,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares of such stock have a par value of $.01 per share. The par value of investor proceeds raised from the Offering is classified as common stock, with the remainder allocated to capital in excess of par value. The Company’s board of directors may amend the charter to authorize the issuance of additional shares of capital stock without obtaining stockholder approval.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Redeemable Common Stock

The Company has adopted a share redemption program that permits its stockholders to sell their shares, which is subject to the limitations discussed in Note 11 to these consolidated financial statements. The Company will record amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. Redeemable common stock will be recorded at the greater of the carrying amount or redemption value each reporting period. Changes in the value from period to period will be recorded as an adjustment to capital in excess of par.

As of December 31, 2011, CHC, the Company’s sole investor, was not permitted to redeem any of its shares until the Company has raised $100,000,000 in the Offering.  As no shares were eligible for redemption, no amounts have been recorded in redeemable common stock on the consolidated balance sheet.

Earnings Per Share

Earnings per share are calculated based on the weighted average number of common shares outstanding during each period presented. Diluted income per share considers the effect of all potentially dilutive share equivalents, of which the Company had none during the year ended December 31, 2011 and the period from July 27, 2010 (Date of Inception) to December 31, 2010.

Reportable Segments

The Company’s only operating segment consists of commercial properties, which include activities related to investing in real estate including retail properties. The commercial properties are geographically diversified throughout the United States, and the Company’s chief operating decision maker evaluates operating performance on an overall portfolio level. These commercial properties have similar economic characteristics; therefore the Company’s properties have been aggregated into one reportable segment.

Interest

Interest is charged to interest expense as it accrues. No interest costs were capitalized during the year ended December 31, 2011.

Distributions Payable and Distribution Policy

In order to quality as a REIT, the Company is required, among other things, to make distributions each taxable year equal to at least 90% of its taxable income excluding capital gains. To the extent funds are available, the Company intends to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates. The Company has not yet elected to be taxed, and has not qualified, as a REIT.

The Company’s board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.002260274 per share for stockholders of record as of each day of the period commencing on December 8, 2011 and ending on December 31, 2011. The payment for each of the daily distributions for this period was made in January 2012.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, (“ASU 2010-29”), which clarifies the manner in which pro forma disclosures are calculated and provides additional disclosure requirements regarding material nonrecurring adjustments recorded as a result of a business combination. ASU 2010-29 was effective for the Company upon the initial acquisition of nine properties in December, and its provisions were applied to the pro forma information presented in Note 4 to these consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”), which converges guidance between GAAP and International Financial Reporting Standards to provide a uniform framework of fair value measurements and requires additional disclosures including quantifiable information about unobservable inputs used, a description of valuation processes used and a qualitative discussion about the sensitivity of the measurements to changes in unobservable inputs for Level 3 fair value measurements. ASU 2011-04 became effective for the Company on January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, (“ASU 2011-05”), which improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income.  ASU 2011-05 became effective for the Company on January 1, 2012.  The adoption of ASU 2011-05 is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value in GAAP and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, prepaid expenses, rents and tenant receivables, and accounts payable and accrued expenses – The Company considers the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Line of credit– The fair value is estimated using a discounted cash flow technique based on estimated borrowing rates available to the Company as of the measurement date. The estimated fair value of the Company’s debt was $21.4 million as of December 31, 2011, which approximated the carrying value on that date of $21.4 million.  The Company had no amounts outstanding on the line of credit as of December 31, 2010.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial instruments.

NOTE 4 — REAL ESTATE ACQUISITIONS

During the year ended December 31, 2011, the Company acquired a 100% interest in nine commercial properties for an aggregate purchase price of $30.8 million (the “2011 Acquisitions”). The Company purchased the 2011 Acquisitions with a combination of net proceeds from the Offering and proceeds under its secured line of credit. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed.  The following table summarizes the purchase price allocation:

December 31, 2011
Land	$12,624,154
Building and improvements	15,444,792
Acquired in-place leases	3,603,396
Acquired above-market leases	99,622
Acquired below-market leases	(953,439)
Total purchase price	$30,818,525

In addition, the Company recorded a payable to its advisor for $905,000 for property escrow deposits related to the 2011 Acquisitions. The Company recorded revenue of $155,000 and a net loss for the year ended December 31, 2011 of $359,000 related to the 2011 Acquisitions.  In addition, the Company expensed $417,000 of acquisition costs related to the 2011 Acquisitions.

The following information summarizes selected financial information of the Company, as if the 2011 Acquisitions were all completed and the Company commenced material operations on July 26, 2010 (Date of Inception) for each period presented below.  The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the year ended December 31, 2011 and the period from July 26, 2010 (Date of Inception) to December 31, 2010:

		For the Period From
	Year Ended	July 27, 2010 (Date of Inception) to
	December 31, 2011	December 31, 2010
Pro Forma Basis (unaudited):
Revenue	$2,522,002	$1,069,127
Net income (loss)	$319,457	$(282,420)

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The unaudited pro forma information for the year ended December 31, 2011 was adjusted to exclude $417,000 of acquisition costs related to the 2011 Acquisitions. These costs were recognized in the unaudited pro forma information for the period from July 27, 2010 (Date of Inception) to December 31, 2010. The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of period presented, nor does it purport to represent the results of future operations.

NOTE 5 — ACQUIRED INTANGIBLE LEASE ASSETS

Acquired intangible lease assets consisted of the following:

As of
December 31, 2011
Acquired in place leases, net of accumulated amortization of $9,259
(with a weighted average life of 18.0 years).	$3,594,137
Acquired above market leases, net of accumulated amortization of $361
(with a weighted average life of 11.5 years).	99,261
$3,693,398

As of December 31, 2011, the estimated amortization expense relating to the intangible lease assets for each of the five succeeding fiscal years is as follows:

	Amount
Year Ending December 31,	Leases In-Place	Above Market Leases
2012	$222,220	$8,663
2013	$222,220	$8,663
2014	$222,220	$8,663
2015	$222,220	$8,663
2016	$222,220	$8,663

NOTE 6 — LINE OF CREDIT

On December 8, 2011, Cole OP entered into a secured revolving credit facility (the “Credit Facility”) providing for up to $50.0 million of borrowings pursuant to a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. and other lending institutions that may become parties to the Credit Agreement (collectively the “Lenders”).

The Credit Facility allows Cole OP to borrow up to $50.0 million in revolving loans (the “Revolving Loans”), with the maximum amount outstanding not to exceed (1) 70% of the aggregate value allocated to each qualified property comprising the borrowing base (the “Borrowing Base”) during the period from December 8, 2011 through June 7, 2012 (the “Tier One Period”); (2) 65% of the Borrowing Base during the period from June 8, 2012 to December 7, 2012 (the “Tier Two Period”); and (3) 60% of the Borrowing Base during the period from December 8, 2012 through December 8, 2014 (the “Tier Three Period”). Subsequent to December 31, 2011, the Company modified the terms of the Credit Facility to extend (1) the Tier One Period through the earlier of September 7, 2012 or the date selected by the Company by written notice and (2) the Tier Two Period to the earlier of March 7, 2013 or the date selected by the Company by written notice. As a result of these extensions, the commencement of the Tier Three Period will be the day following the new termination date of the Tier Two Period. As of December 31, 2011, the Borrowing Base under the Credit Facility was approximately $21.4 million based on the underlying collateral pool for qualified properties. Up to 15.0% of the total amount available may be used for issuing letters of credit and up to 10.0% of the Credit Facility, not to exceed $15.0 million may be used for short term (ten day) advances. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $250.0 million. The Credit Facility matures on December 8, 2014. Cole OP borrowed $21.4 million under the Credit Facility during the year ended December 31, 2011.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Revolving Loans bear interest at rates depending upon the type of loan specified by Cole OP. For a Eurodollar rate loan, as defined in the Credit Agreement, the interest rate will be equal to the one-month LIBOR (the “Eurodollar Rate”) for the interest period, plus the applicable rate (the “Eurodollar Applicable Rate”). The Eurodollar Applicable Rate is based upon the applicable period then in effect, and ranges from 2.40% during the Tier Three Period to 2.70% during the Tier One Period. For floating rate loans, the interest rate will be a per annum amount equal to the applicable rate (the “Floating Applicable Rate”) plus the greatest of (1) the Federal Funds Rate plus 0.5%; (2) JPMorgan Chase’s Prime Rate; or (3) LIBOR plus 1.0%. The Floating Applicable Rate is based upon the applicable period then in effect, and ranges from 1.40% during the Tier Three Period to 1.70% during the Tier One Period.  As of December 31, 2011, amounts outstanding on our Credit Facility bore interest at an annual rate of 3.01%.

The Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. The Credit Agreement also includes usual and customary events of default and remedies for facilities of this nature. Upon the occurrence of any event of default, the Eurodollar rate loans and base rate committed loans will bear interest payable at an interest rate equal to 5.0% per annum above the interest rate that would otherwise be applicable at that time, until the default is cured. Similarly, the letter of credit fees will be increased to a rate of 5.0% above the letter of credit fee that would otherwise be applicable at that time. In addition to Cole OP breaching any of the terms of the Credit Agreement or related loan documents, events of default include, but are not limited to: (1) the failure to pay any principal when due; (2) the failure to pay interest and fees within five business days after the due date; (3) the occurrence of a change of control; (4) the inability to pay debts as they become due; (5) a material inaccuracy of any representation or warranty; (6) the bankruptcy or insolvency of Cole OP or any consolidated subsidiary; (7) a violation of any financial, negative or other covenants; (8) a violation of ERISA regulations; and (9) judgments against the Company or any consolidated subsidiary in excess of $10.0 million (not covered by insurance) that remain unsatisfied or unstayed for sixty days. If an event of default occurs and is not cured timely, the Lenders shall have no obligation to make further disbursements under the Credit Facility and all outstanding loans shall be immediately due and payable. Based on the Company’s analysis and review of its results of operations and financial condition, as of December 31, 2011, the Company believes it was in compliance with the covenants of the Credit Facility.

Maturities

The following table summarizes the scheduled repayment of the Credit Facility, as amended, assuming no changes in the borrowing base assets:

Year Ending December 31,	Principal Repayments
2012	$1,531,450
2013	1,531,450
2014	18,377,400
Thereafter	—
Total	$21,440,300

NOTE 7 – ACQUIRED BELOW MARKET LEASE INTANGIBLES

Acquired below market lease intangibles consisted of the following:

As of
December 31, 2011
Acquired below-market leases, net of accumulated amortization of $2,044
(with a weighted average life of 20.6 years)	$951,395

The increase in net income resulting from the amortization recorded on the intangible lease liability for the year ended December 31, 2011 was $2,000.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2011, the estimated amortization of the intangible lease liability for each of the five succeeding fiscal years is as follows:

Amortization of
Year Ending December 31,	Below Market Leases
2012	$49,045
2013	$49,045
2014	$49,045
2015	$49,045
2016	$49,045

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any material pending legal proceedings of which the outcome is reasonably possible to have a material adverse effect on its results of operations, financial condition or liquidity.

Environmental Matters

In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company carries environmental liability insurance on its properties that provides coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company is not aware of any environmental matters which it believes will have a material adverse effect on its consolidated financial statements.

NOTE 9 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and will continue to incur, fees and expenses payable to Cole Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and performance of the Company’s assets.

Offering

In connection with the Offering, Cole Capital Corporation (“Cole Capital”), the Company’s dealer-manager, receives, and will continue to receive an asset-based dealer manager fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.55% of the Company’s NAV for such day. Cole Capital, in its sole discretion, may reallow a portion of its dealer-manager fee equal to an amount up to 1/365th of 0.20% of the Company’s NAV to participating broker dealers.

All organization and offering expenses associated with the sale of the Company’s common stock (excluding the dealer-manager fee) are paid for by Cole Advisors or its affiliates and can be reimbursed by the Company up to 0.75% of the aggregate gross offering proceeds. As of December 31, 2011, Cole Advisors or its affiliates had paid organization and offering costs of $4.5 million, related to legal and accounting services, marketing, promotional and printing costs incurred both before and after the Company’s Offering was declared effective by the SEC. Of this amount, $4.4 million was not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. This amount will become payable to Cole Advisors as the Company continues to raise proceeds in the Offering.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

No fees or expense reimbursements were incurred by the Company during the period from July 27, 2010 (Date of Inception) through December 31, 2010 for the services described above. The Company incurred the following fees and expense reimbursements for services provided by Cole Advisors or its affiliates for the year ended December 31, 2011:

Year Ended
December 31, 2011
Offering:
Dealer manager fee	$3,687
Dealer manager fee reallowed by Cole Capital	$—
Organization and offering expense reimbursement	$75,000

Acquisitions, Operations and Performance

The Company will pay Cole Advisors an asset-based advisory fee that will be payable in arrears on a monthly basis and accrue daily in an amount equal to 1/365th of 0.90% of the Company’s NAV for each day.

The Company will reimburse Cole Advisors for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse for personnel costs in connection with services for which Cole Advisors receives a separate fee.

In addition, the Company will reimburse Cole Advisors for all out-of-pocket expenses incurred in connection with the acquisition of the Company’s investments. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be reimbursed to Cole Advisors or its affiliates. Acquisition expenses, together with any acquisition fees paid to third parties for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price.

As incentive compensation for services provided pursuant to the advisory agreement, the Company will pay Cole Advisors a performance fee calculated on the basis of the Company’s total return to stockholders, payable annually in arrears, such that for any year in which the Company’s total return on stockholders’ capital exceeds 6% per annum, Cole Advisors will be entitled to 25% of the excess total return but not to exceed 10% of the aggregate total return for such year. Therefore, payment of the performance-based component of the advisory fee (1) is contingent upon the Company’s actual annual total return exceeding the 6% priority return, (2) will vary in amount based on the Company’s actual performance and total weighted average invested stockholder capital during each year and (3) cannot cause the Company’s total return as a percentage of stockholders’ invested capital for the year to be reduced below 6%.

No fees or expense reimbursements were incurred by the Company during the period from July 27, 2010 (Date of Inception) through December 31, 2010 for the services described above. The Company incurred the following fees for services provided by Cole Advisors or its affiliates during the year ended December 31, 2011:

Year Ended
December 31, 2011
Acquisitions, Operations and Performance:
Acquisition expense reimbursement	$—
Advisory fee	$6,033
Operating expense reimbursement	$—
Performance fee	$—

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Transactions and Agreements

On December 6, 2011, CHC deposited $10,000,000 for the purchase of shares of common stock in the Offering into escrow. As a result, the Company satisfied the conditions of its escrow agreement and on December 7, 2011, the Company broke escrow and accepted CHC’s subscription for shares of its common stock in the Offering. As of December 31, 2011, CHC was the Company’s sole stockholder.

On December 8, 2011, the Company acquired a 100% interest in the three commercial properties (the “Related Party Acquisitions”) from Series C, LLC (“Series C”), an affiliate of Cole Advisors, for an aggregate purchase price of $11.1 million, exclusive of closing costs. A majority of the Company’s board of directors (including all of the Company’s independent directors) not otherwise interested in the transactions approved the Related Party Acquisitions as being fair and reasonable to the Company, and determined that the aggregate cost to the Company was equal to the aggregate cost of the properties to Series C (including acquisition related expenses).  In addition, the aggregate purchase price of the Related Party Acquisitions, exclusive of closing costs, was less than the aggregate current appraised values of the properties.

Other

As of December 31, 2011, $1.1 million was due to Cole Advisors and its affiliates, primarily for escrow deposits and acquisition expenses that were paid on the Company’s behalf in connection with the acquisition of the Company’s properties, organization and offering expenses, advisory fees and dealer manager fees and were included in due to affiliates on the consolidated balance sheet.

NOTE 10 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage Cole Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Cole Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

NOTE 11 – STOCKHOLDER’S EQUITY

As of December 31, 2011 and 2010, the Company was authorized to issue 490,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares of such stock have a par value of $.01 per share. On August 11, 2010, the Company sold 20,000 shares of common stock, at $10.00 per share, to CHC. On September 20, 2011, the Company’s board of directors authorized a reverse stock split providing for the combination of each three shares of the Company’s common stock issued and outstanding into two shares of the Company’s common stock, resulting in 13,334 shares of common stock outstanding as of September 21, 2011. The number of shares issued and outstanding, as well as the dollar amount of common stock and capital in excess of par value, as of December 31, 2010, have been retroactively adjusted to reflect this reverse stock split in the Company’s consolidated financial statements. The Company’s board of directors may increase the aggregate number of authorized shares of capital stock or the number of authorize shares of capital stock of any class or series without obtaining stockholder approval.

NAV per Share Calculation

The Company’s per share purchase and redemption price varies from day-to-day. The Company has engaged an independent valuation expert which has expertise in appraising commercial real estate assets, including notes receivable secured by real estate, and related liabilities, to provide, on a rolling quarterly basis, valuations of each of the Company’s commercial real estate assets and related liabilities to be set forth in individual appraisal reports, and to adjust those valuations for events known to the independent valuation expert that it believes are likely to have a material impact on previously provided estimates of the value of the affected commercial real estate assets, notes receivable secured by real estate or related real estate liabilities. In addition, the assets will include liquid assets, which will be priced daily using third party pricing services, and cash and cash equivalents.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company has retained a third party fund accountant to calculate the daily NAV per share, which uses a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert, in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of the daily distributions, and (4) estimates of daily accruals, on a net basis, of the Company’s operating revenues, expenses, debt service costs and fees.

 The result of this calculation will be the NAV as of the end of any business day. The NAV per share will be determined by dividing the NAV on such day by the number of shares of common stock outstanding as of the end of such business day, prior to giving effect to any share purchases or redemptions to be effected on such day. At regularly scheduled board of directors meetings, the Company’s board will review the process by which the Company’s advisor estimated the daily accruals and the fund accountant calculated the NAV per share, and the operation and results of the process to determine NAV per share generally. The Company’s NAV is not calculated in accordance with GAAP and is not audited by the independent registered public accounting firm.

Distribution Reinvestment Plan

Pursuant to the DRIP, the Company allows stockholders to elect to have their distributions reinvested in additional shares of the Company’s common stock. The purchase price for shares under the DRIP will be equal to the NAV per share on the date that the distribution is payable, after giving effect to the distribution. Because the dealer manager fee is calculated based on NAV, it reduces NAV with respect to all shares of the Company’s common stock, including shares issued under the DRIP. During the year ended December 31, 2011, no shares were issued under the Company’s DRIP.

Share Redemption Program

The Company has adopted a share redemption plan whereby on a daily basis, stockholders may request that the Company redeem all or any portion of their shares, subject to certain limitations described below. Pursuant to the share redemption program, the Company will initially redeem shares at a redemption price per share on any business day equal to the Company’s NAV per share, without giving effect to any share purchases or redemptions to be effected on such day, less any applicable short-term trading fees. Subject to limited exceptions, stockholders who redeem their shares within the first 365 days from the date of purchase will be subject to a short-term trading fee of 2% of the aggregate NAV per share of the shares of common stock received.

In each calendar quarter, net redemptions will be limited to 5% of the Company’s total NAV as of the end of the immediately preceding quarter. If less than the full 5% limit available for a quarter is used, the unused percentage will be carried over to the next quarter (the “Carryover Percent”), but the maximum carryover percentage will never exceed 15% in the aggregate, and net redemptions in any quarter may never exceed 10% of the prior quarter’s NAV. On each business day, the Company will calculate the maximum amount available for redemptions as 5% plus the Carryover Percent times the prior quarter-end’s NAV, plus share sales for the quarter, minus share redemptions for the quarter (the “Quarterly Limit”). Redemption requests will be satisfied on a first-come-first-served basis up to the Quarterly Limit.

For the quarter following a quarter in which the Quarterly Limit was reached (a “Limit Quarter”), a 5% per quarter redemption limitation will apply on a stockholder by stockholder basis, such that each of the Company’s stockholders will be allowed to request a redemption, at any time during that quarter, for a total of up to 5% of the shares they held as of the last day of the Limit Quarter, plus shares, if any, that the stockholder purchases during the in-progress quarter (the “Flow-regulator”). This prospective methodology for allocating available funds daily during a quarter for which a Flow-regulator is in effect (a “Flow-regulated Quarter”) is designed to treat all stockholders equally during the quarter as a whole, regardless of the particular day during the quarter when they choose to submit their redemption requests, based on the number of shares held by each stockholder as of the prior quarter-end.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

If, during a Flow-regulated Quarter, total redemptions for all stockholders in the aggregate are more than two and one-half percent of our total NAV as of the end of the immediately preceding quarter, then the Flow-regulator will continue to apply for the next succeeding quarter.  If total redemptions for all stockholders in the aggregate during a Flow-regulated Quarter are equal to or less than two and one-half percent of our total NAV as of the end of the immediately preceding quarter, then the first-come, first-served Quarterly Limit discussed above will come back into effect for the next succeeding quarter, with the Quarterly Limit consisting of five percent plus any remaining amount of the Carryover Percent from the last quarter before the Flow-regulated Quarter (subject to the 10% quarterly limit).

The Company’s board of directors may modify or suspend the redemption plan in its sole discretion if it believes that such action is in the best interest of stockholders.

In addition, the Company has adopted several restrictions with respect to the redemption of CHC’s shares. The Company will not allow CHC to redeem any shares until the Company has raised $100,000,000 in the Offering. Redemption requests made by CHC will only be accepted (1) on the last business day of a calendar quarter, (2) after all redemption requests from all other stockholders for such quarter have been accepted and (3) to the extent that CHC’s redemptions do not cause net redemptions to exceed 5% of the Company’s total NAV as of the end of the immediately preceding quarter. Redemption requests by CHC will otherwise be subject to the same limitations as other stockholder redemption requests as described above.

The Company may fund redemptions with proceeds from any available source, including, but not limited to, available cash, proceeds from sales of additional shares, excess cash flow from operations, sales of liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate-related assets. The Company may reserve borrowing capacity under its Credit Facility and elect to borrow against the Credit Facility in part to redeem shares presented for redemption during periods when the Company does not have sufficient proceeds from the sale of shares to fund all redemption requests. Additionally, the Company’s board of directors may modify or suspend its redemption plan at any time in its sole discretion if it believes that such action is in the best interest of the stockholders.

NOTE 12 — INCOME TAXES

For federal income tax purposes, distributions to stockholders of a REIT are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. However, the Company was not taxed as a REIT for the taxable year ended December 31, 2011 and none of the distribution declared was taxable to the stockholder. Rather, the Company elected to be taxed as a qualified subchapter S subsidiary of its sole stockholder under Section 1361(b)(3)(B) of the Internal Revenue Code of 1986, as amended, for the taxable year ended December 31, 2011. As such, the Company has no income tax provision recorded in its consolidated financial statements for the year ended December 31, 2011. The Company expects to qualify as a REIT for federal income tax purposes beginning with the taxable year ending December 31, 2012.

As of December 31, 2011, the tax basis carrying value of the Company’s land and depreciable real estate assets was $31.1 million.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 13 — OPERATING LEASES

The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2011, the leases have a weighted-average remaining term of 17.4 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of December 31, 2011, the future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases is as follows:

Future Minimum
Year ending December 31,	Rental Income
2012	$2,408,236
2013	2,373,211
2014	2,366,206
2015	2,366,206
2016	2,366,206
Thereafter	29,863,200
Total	$41,743,265

NOTE 14 — QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2011. Quarterly results for the period from July 27, 2010 (Date of Inception) to December 31, 2010 have not been presented because the Company had not begun its principal operations during such period. In the opinion of management, the information for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period.

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$—	$—	$155,274
Operating loss	—	—	—	(362,872)
Net loss	—	—	—	(416,896)
Basic and diluted net loss per common share (1)	—	—	—	(2.23)
Distributions declared per common share (2)	—	—	—	0.05

(1)   Based on the weighted average number of shares outstanding for the quarter ended December 31, 2011.
(2)   Distributions declared per common share calculated at a rate of $0.002260274 per share per day for the period from December 8, 2011 through
        December 31, 2011.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 15 — SUBSEQUENT EVENTS

Line of Credit

Subsequent to December 31, 2011, the Company repaid $1.0 million on its Credit Facility and borrowed an additional $1.0 million on its Credit Facility. As of March 28, 2012, $21.4 million remained outstanding. Additionally, the Company modified the terms of the Credit Facility to extend (1) the Tier One Period through the earlier of September 7, 2012 or the date selected by the Company by written notice and (2) the Tier Two Period to the earlier of March 7, 2013 or the date selected by the Company by written notice. As a result of these extensions, the commencement of the Tier Three Period will be the day following the new termination date of the Tier Two Period.

Related Party Fees

Subsequent to December 31, 2011, the Company’s advisor waived its right to receive its advisory fee and the Company’s dealer manager waived its right to receive the dealer manager fee for the period from January 1, 2012 to March 31, 2012.  In addition, the Company’s advisor waived its right to receive operating expense reimbursements for the period from January 1, 2011 to March 31, 2012.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2011

					Gross Amount
					at Which
		Initial Costs to Company		Total	Carried At	Accumulated
			Buildings &	Adjustment	December 31, 2011	Depreciation	Date	Date
Description (1)	Encumbrances	Land	Improvements	to Basis	(2) (3)	(4) (5)	Acquired	Constructed
Real Estate Held for Investment the Company has Invested in Under Operating Leases
Advance Auto:
Macomb Township, MI	$1,452,500	$718,120	$1,145,823	$—	$1,863,943	$1,290	12/20/2011	2009
CVS:
Austin, TX	2,030,000	1,416,853	1,579,318	—	2,996,171	1,715	12/8/2011	1997
Erie, PA	1,592,500	1,007,152	1,157,106	—	2,164,258	1,237	12/9/2011	1999
Mansfield, OH	1,522,500	269,662	1,690,964	—	1,960,626	1,806	12/9/2011	1998
The Parke:
San Antonio, TX	5,075,000	6,911,678	148,057	—	7,059,735	284	12/9/2011	2008
Tractor Supply:
Brunswick, GA	2,377,900	437,809	2,267,578	—	2,705,387	2,724	12/9/2011	2008
Lockhart, TX	2,087,400	464,318	2,046,158	—	2,510,476	2,375	12/8/2011	2008
Walgreens:
Albuquerque, NM	1,732,500	789,017	1,609,069	—	2,398,086	1,697	12/7/2011	1995
Reidsville, NC	3,570,000	609,545	3,800,719	—	4,410,264	4,086	12/8/2011	2008
TOTAL:	$21,440,300	$12,624,154	$15,444,792	$—	$28,068,946	$17,214

(1)	As of December 31, 2011, the Company owned eight single-tenant, freestanding retail properties and one multi-tenant retail property.
(2)	The aggregate cost for federal income tax purposes is approximately $31.1 million.
(3)	The following is a reconciliation of total real estate carrying value for the year ended December 31, 2011 and the period from
July 27, 2010 (Date of Inception) to December 31, 2010:

		Period from
	Year Ended	July 27, 2010 (Date of Inception) to
	December 31, 2011	December 31, 2010
Balance, beginning of period	$—	$—
Additions
Acquisitions	28,068,946	—
Improvements	—	—
Total additions	28,068,946	—
Deductions
Cost of real estate sold	—	—
Total deductions	—	—
Balance, end of period	$28,068,946	$—

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COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION - (Continued)
December 31, 2011

(4)	The following is a reconciliation of accumulated depreciation for the year ended December 31, 2011 and the period from
July 27, 2010 (Date of Inception) to December 31, 2010:

		Period from
	Year Ended	July 27, 2010 (Date of Inception) to
	December 31, 2011	December 31, 2010
Balance, beginning of period	$—	$—
Additions
Acquisitions - Depreciation Expense for Building & Tenant Improvements Acquired	17,214	—
Improvements - Depreciation Expense for Tenant Improvements & Building Equipment	—	—
Total additions	17,214	—
Deductions
Cost of real estate sold	—	—
Total deductions	—	—
Balance, end of period	$17,214	$—

(5)	The Company's assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class.
Generally, tenant improvements are amortized over the respective lease term and buildings are depreciated over 40 years.

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